SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported) September 26, 2003

PORTLAND GENERAL ELECTRIC COMPANY
(Exact name of registrant as specified in its charter)

Oregon	**Commission File Number**	**93-0256820**
(State or other jurisdiction of incorporation or organization)	1-5532-99	(I.R.S. Employer Identification No.)

121 SW Salmon Street, Portland, Oregon 97204
(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: **(503) 464-8000**

Item 5. Other Events

(a) **FERC Investigations - Wholesale Power Markets, Enron Trading Strategies Docket No. EL02-114-000;**

People of the State of California ex rel. Bill Lockyer, Attorney General v. Portland General Electric Company and Does 1 through 100, **Superior Court of the State of California for County of San Francisco. Case No. CGC-02-408493/USDC Northern District of California, Case No. C-02-3318-VRW(California Case); and**

Oregon Public Utility Commission Staff Report on Trading Activities by Portland General Electric, PacifiCorp, and Idaho Power Company during the Western Electricity Crisis of 2000-01 (Proposed OPUC Investigation)

On September 26, 2003, Portland General Electric Company (Company) entered into a settlement agreement (Settlement) with the Staff of the Federal Energy Regulatory Commission (FERC), the California Attorney General, the California Public Utilities Commission, the City of Tacoma, Washington, the Oregon Public Utility Commission and numerous other parties resolving FERC Docket No. EL02-114-000, the California Case, related non-public investigations by the California Attorney General, and the Proposed OPUC Investigation (Complaints). The Settlement resolves all alleged violations by the Company under the Complaints, except that the California Attorney General is not precluded from pursuing any willfully fraudulent acts or omissions not known at the time of the settlement or any criminal acts or omissions.

Under the Settlement, the Company will pay $8.5 million and file an amendment to its FERC market-based rates tariff that imposes a cost-based cap on prices charged for wholesale electricity sales for a period of twelve months. In addition, the Company agreed to conduct annual training for its trading floor employees on code of conduct, standards of conduct, antitrust and ethics, and to retain for five years recordings of affiliate trading transactions, affiliate postings and related accounting records. The Settlement provides that it will not be deemed an admission of fault or liability by the Company for any reason and implies no admission or fault by the Company.

The Settlement is subject to approval of the FERC.

Management believes that the $8.5 million settlement payment would not have a material adverse impact on the financial condition of the Company, but would likely have a material impact on the results of operations for the third quarter of 2003. In addition, management does not believe that the cost-based cap on prices charged for wholesale electricity sales will have a material adverse impact on the financial condition or results of operations of the Company.

(b) **FERC Orders on Gaming and Anomalous Market Behaviors, Show Cause Violation of PX and ISO tariffs, Docket No. EL03-165-000**

In a related matter, the Company and the Staff of the FERC have also settled Docket No. EL03-165-000 for a payment of $12,730. The settlement is subject to approval of the FERC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

<u>PORTLAND GENERAL ELECTRIC COMPANY</u>
(Registrant)

September 26, 2003   By: /s/ James J. Piro
James J. Piro
Executive Vice President, Finance
Chief Financial Officer and
Treasurer